UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number:  000-29106

GOLDEN OCEAN GROUP LTD.
(Translation of registrant's name into English)

Par-la-Ville Place
14 Par-la-Ville Road,
Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a copy of the press release of Golden Ocean Group Ltd. (the "Company"), dated March 31, 2015, announcing that Knightsbridge Shipping Ltd. has completed its previously announced merger with Golden Ocean Group Ltd.

This report on Form 6-K is hereby incorporated by reference into the Company's Registration Statements on Forms F-3 (333-197210 and 333-203035).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLDEN OCEAN GROUP LTD.

By: /s/ Birgitte Ringstad Vartdal
Date: April 1, 2015	Name: Birgitte Ringstad Vartdal
Title: Principal Financial Officer

EXHIBIT 1

KNIGHTSBRIDGE SHIPPING LIMITED ANNOUNCES CLOSING OF THE MERGER WITH GOLDEN OCEAN GROUP LIMITED
March 31, 2015 -Knightsbridge Shipping Limited ("Knightsbridge") has completed its previously announced merger with Golden Ocean Group Limited ("Old Golden Ocean").
In connection with the closing of the merger, Knightsbridge will change its name to Golden Ocean Group Limited. Trading in the shares of the combined company will commence on the Oslo Stock Exchange on April 1, 2015. The combined company will trade on the Oslo Stock Exchange under the ticker code "VLCCF" on April 1, 2015. Commencing on April 7, 2015, the combined company will trade on the Oslo Stock Exchange under the ticker code "GOGL". The combined company will begin trading under its new name and ticker symbol "GOGL" on the Nasdaq Global Select Market on April 1, 2015.
Trading in the combined company's shares on the Oslo Stock Exchange will begin before delivery of merger consideration shares to VPS accounts of eligible Old Golden Ocean shareholders, and accordingly no account-to-account transactions and no transactions with settlement prior to April 8, 2015 will be allowed on the Oslo Stock Exchange during this period.
Prior to completion of the merger, Knightsbridge had 111,231,678 common shares outstanding, par value $ 0.01 per share. Following completion of the merger and the cancellation of 51,498 common shares pursuant to the terms of the merger agreement, the combined company has 172,680,180 common shares outstanding.  The amount of issued and outstanding common shares of the combined company will be adjusted during the week of April 7, 2015 to account for the cash in lieu of fractional shares to be distributed as merger consideration.

Forward-Looking Statements
Matters discussed in this press release may constitute forward-looking statements.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Words, such as, but not limited to "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions.  Although Knightsbridge believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the control of Knightsbridge, Knightsbridge cannot assure you that they, or the combined company resulting from the merger, will achieve or accomplish these expectations, beliefs or projections. The information set forth herein speaks only as of the date hereof, and Knightsbridge disclaims any intention or obligation to update any forward-looking statements as a result of developments occurring after the date of this communication.

This information is subject to the disclosure requirements pursuant to section 5-12 of the Norwegian Securities Trading Act.